RAD

The Marketing AI Platform with an EQ


SPAM
SPAM
SPAM
SPAM
SPAM
SPAM
SPAM
SPAM

We’re bombarded by spam all day every day.

Companies waste over $75 billion a year on ineffective marketing campaigns.

They lack the capability to connect with diverse audiences at scale, leaving loyalty on the table.

RAD is the **AI marketing platform with an EQ**.

Now brands can connect with people authentically.



RAD INTELLIGENCE
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radintel.ai

The largest companies on earth use RAD

Projected 2022 Revenue Run Rate: $5.5 Million

accenture

Dignity Health

CONDÉ NAST

Financial services company with $3 trillion in AUM*

Fastest growing healthcare brand valued at $5BN*

$30BN travel and hospitality brand*

* Under NDA

“**RAD** is our marketing AI platform because it delivers authenticity and performance.”



Adam Hua
Senior VP, Innovation at Condé Nast

How our platform works

RAD has a 92%* accuracy rate.

1. Our AI analyzes millions of personas and data points

2. Our AI shares these insights with clients to improve performance

3. Our AI creates and deploys marketing with authenticity

When A/B testing against Google's language AI [Bert], our AI performs with 30% more accuracy.

Marketing with an EQ delivers unmatched ROI

400%

Increase in content volume

100M+

Impressions powered by artificial intelligence

250%

Performance improvement across digital channels

And it’s working in big way.

310%
annual revenue growth

$1.1 million
revenue run rate

Doubled
annual contract value

The market is experiencing **explosive growth.**

$120BN

The marketing technology market

Marketing automation
14% CAGR


Market revenue in billion USD
30
25
20
15
10
5
0
2017
2018
2019
2020
2021
2022
2023
statista

AI software
40.2% CAGR


Market revenue in billion USD
175
150
125
100
50
25
0
2018
2019
2020
2021
2022
2023
2024
2025
statista

We’re pioneering a **new category** in marketing.



Powered by Artificial Intelligence
Optimizely
[PERSADO]
BRIGHTEDGE
RAD
Instoried
Low Emotional Quotient
High Emotional Quotient
Influential
MAVRCK
sproutsocial
Wieden+Kennedy
G S
McCANN WORLDGROUP
BBDO
Low Artificial Intelligence

We tripled revenue last year & we're not slowing down.

The potential serviceable market from existing contracted clients is **$300M per annum** alone.


REV RUN RATE
$1.1M
$5.5M
$11.4M
$23.8M
$50.5M
$105.1M
2021
2022
2023
2024
2025
2026
$105M
2026 revenue run rate
158%
average annual growth

NOTE: Forward-looking projections cannot be guaranteed.

The RAD Land and Expand Strategy.

SaaS Pilot Program

90-Day pilot program proves the efficacy of RAD's platform.

SaaS Annual Contracts

Companies sign annual or multi-year SaaS contracts.

SaaS Product Expansion

SaaS expansion achieved through product add-ons, including premium AI-enabled tools.

Additional Service Revenue

Attachment services include influencer marketing, strategy & social management.

Expansion in healthcare, entertainment, financial services & travel/hospitality will **accelerate SaaS revenue growth.**

EXISTING

$20M IP Investment
positions RAD to own the market.

NEW

Multi-year contracts
Brands integrate with the RAD platform to deploy all marketing campaigns.

SOON

Authenticity Index
The proprietary standard brands use to measure resonance, behavior and emotion.

SOON

AI Content Editor
Content mapped to audiences, campaign objectives, & personas



Jeremy Barnett
CEO



Bradley Silver
President



Stephen Klein
CGO



Leah Kim
Sr. Dir. of Client Success



Emillian Tita
Lead Engineer and DevOps



Matthew Samson
ML and NLP Developer



Hassan Zia, Sr.
Full Stack Developer



Pavlo Parkhomenko
Data Scientist



Leah Ghavami
Content Marketing



Justin Kim
Data Ops



Ally Kim
Marketing



Dusan Popovic
Creative Director

Team with experience scaling companies to $30M+ in ARR

USC Marshall School of Business

Fidelity Investments

Northwestern University

DREAM POPS

HARVARD UNIVERSITY

experian

DENTONS

Marketing you want.

RAD